Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, New York 10022

October 10, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Xplore Technologies Corp. Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf Xplore Technologies Corp. (the "Company"), we are transmitting for filing under the Securities Act of 1933, as amended, the Company's Registration Statement on Form S-1 to register 122,990,058 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), which are comprised of: (i) 7,612,185 shares of the Company's Common Stock, (ii) 63,472,895 shares of the Company's Common Stock which may be issued upon the conversion of the Company's Series A Convertible Preferred Stock, par value $0.001 per share, (iii) 9,988,513 shares of the Company's Common Stock which may be issued upon the conversion of the Company's Series B Convertible Preferred Stock, par value $0.001 per share, (iv) 15,274,000 shares of the Company's Common Stock which may be issued upon the conversion of the Company's Series C Convertible Preferred Stock, par value $0.001 per share, and (v) 26,642,465 shares of the Company's Common Stock which may be issued upon the exercise of warrants.

        We note that the appropriate filing fee was previously sent to the Commission by the Company by wire transfer.

        If you have any questions concerning the transmitted materials, please do not hesitate to contact the undersigned at (212) 603-2227 or Carl Van Demark at (212) 603-6532. If you have any questions concerning the financial statements of the Company, please do not hesitate to contact Michael J. Rapisand of the Company at (512) 485-2017.

Sincerely, /s/ Jonathan J. Russo